FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)

1500 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

March 22, 2006

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on March 22, 2006 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Pan American Silver Corp. has entered into an agreement to acquire the remaining 50% interest in the Manantial Espejo silver project in Argentina from Silver Standard Resources Inc. for 1.95 million common shares of Pan American.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Pan American Silver Corp. has entered into an agreement to acquire the remaining 50% interest in the Manantial Espejo silver project in Argentina from Silver Standard Resources Inc. for 1.95 million common shares of Pan American.   The closing of the transaction is subject to regulatory approval and all shares issued will be subject to a four month hold period.

Manantial Espejo contains 34.8 million ounces of silver and 509,000 ounces of gold in proven and probable reserves and a further 10.6 million ounces of silver and 113,000 ounces of gold in measured and indicated resources*. Pan American completed a feasibility study for the development of Manantial Espejo in February of this year and expects to make a construction decision as soon as it has received clearance from the Province of Santa Cruz on the Environmental Impact Assessment that it filed in November of 2005.   The Company expects this clearance in a matter of days.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

General Counsel

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 22nd day of March, 2006.

“Signed”

Robert Pirooz General Counsel

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